SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13DA
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DOREL INDUSTRIES INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

258 22C 205
(CUSIP Number)

Caisse de dépôt et placement du Québec
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2003
(Date of Event which Requires Filing of this Statement)

This Statement on Schedule 13 D/A (Amendment No. 2) relates to the Common Shares (the "Shares") of Dorel Industries Inc. ("Dorel"), a Canadian Corporation, the address of the principal executive offices of which is 1255 Greene Avenue, Westmount, Quebec.

This Statement is being filed by Caisse de dépôt et placement du Québec ("Caisse"), solely for the purpose of amending and restating all items on Schedule 13 D/A, previously filed by Caisse on August 20, 2003 (the "Prior Schedule 13 D/A"), and more specifically for the express purpose of changing every description of Dorel Class of securities as "Subordinate Shares", as had been previously erroneously stated in the Prior Schedule 13 D/A, to the accurate descriptions of Dorel Class of securities as "Common Shares".

The information provided in this Statement is only as of August 20, 2003, the date on which the Prior Schedule 13 D/A was filed.

This Amendment No. 2 does not report any material additional information or substantive change in the information previously reported, other than the correction of the securities description.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: August 28, 2003

Ginette Depelteau
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Signature

Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title